Matthew A. Swendiman Attorney Direct: 513-629-2750 Fax: 513-651-3836 Email: MSwendiman@graydon.com	September 21, 2016

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	M3Sixty Funds Trust (the “Trust”) File Nos. 333-206491; 811-23089
Dear Ms. O’Neal-Johnson:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “SEC” or the “Staff”) as correspondence. This letter contains the Trust’s response to oral comments received from Ms. O’Neal-Johnson on September 13, 2016, in connection with the Staff’s review of the Trust’s Registration Statement on Form N-1A, filed electronically on August 19, 2016, on behalf of its series portfolios, Cognios Large Cap Value Fund (the “Value Fund”) and Cognios Large Cap Growth Fund (the “Growth Fund”) (Growth Fund and Value Fund, collectively, the “Funds”). Set forth below is our response to two of the comments received from Ms. O’Neal-Johnson with the remainder of the comments to be addressed in a separate correspondence filing. Unless stated otherwise below, the Staff comment and the response below applies to both the Value Fund and the Growth Fund.

PROSPECTUS

Summary of each of Value Fund and Growth Fund – Performance

1.	In accordance with the MassMutual Institutional Funds no-action letter (pub. avail. Sept. 28, 1995) (the “Mass Mutual Letter”), please state the performance of the Predecessor Account gross of fees (i.e., without applying the mutual fund’s fees or any corresponding fee waiver).

Response: Comment complied with. The performance shown in the Funds’ prospectus in the disclosure relating to Item 4 of Form N-1A is that of the Predecessor Account for the Value Fund (the “Value Fund Predecessor Account”) and the Predecessor Account for the Growth Fund (the “Growth Fund Predecessor Account”) respectively and is shown gross of fees and expenses.

2.	Include two years of audited financial statements in each Fund’s Statement of Additional Information that are in compliance with Regulation S-X and include a full Schedule of Investments and financial highlights.

Response: The Value Fund Predecessor Account and the Growth Fund Predecessor Account are separately managed trust accounts and, as separately managed trust accounts, do not have “financial statements.” Furthermore, both the Value Fund Predecessor Account and the Growth Fund Predecessor Account utilize cash method accounting rather than accrual method accounting used by entities subject to Regulation S-X financial reporting. Therefore, as a practical matter, there is no meaningful way to comply with Regulation S-X under the circumstances, and the Registration Statement, as amended, will not include audited financial statements of the Value Fund Predecessor Account and the Growth Fund Predecessor Account for the last two years. This is similar to the approach taken by several other mutual funds with respect to this comment (see the Perritt Funds, Inc. (SEC File No. 811-21556) with regard to its series, the Perritt Low Priced Stock Fund (Sec. File No. 333-114371) (see Post-Effective Amendment No. 18 to the Perritt Funds, Inc. Registration Statement on Form N-1A, as filed on February 28, 2014) and the Legg Mason Global Asset Management Trust (SEC File No. 811-22338) with regard to its series, Legg Mason BW Global High Yield Fund (1933 Act Registration No. 333-162441 (see Post-Effective Amendment No. 48 to the Trust’s Registration Statement on Form N-1A, as filed on September 26, 2012)).

* * * * * * *

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
September 21, 2016

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of M3Sixty Funds Trust

cc:	Randall K. Linscott, M3Sixty Funds Trust
András P. Teleki, M3Sixty Funds Trust